Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 30th, 2025

On October 29th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on Youtube, Spotify and Apple Podcasts:

TRANSCRIPT: Pomp Podcast

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: This is what they’re telling you. We think this is a bad business idea because your equity is negative based on our RAC framework that Bitcoin is on your balance sheet, but two, it seems like lots of people really like your stuff and your liquidity is super high, which we love. So now we’re going to give you a boost back up and give you points for that. But third, like let’s not do that. You tweeted a fantastic market which I think has uh currently 65% chance that Donald Trump is Satoshi Nakamoto. Do you believe that?

Anthony Pompliano: What’s going on guys? Today we got a great episode with Jeff Park. Jeff is the chief investment officer of Pro Cap BTC. And in this conversation we talk about strategy getting a credit rating. This is a huge deal for the industry and Jeff’s going to break it down for us. We also talk about the Salana staking ETF that’s launching. And then we get into prediction markets and whether Donald Trump is Satoshi and why the world is moving so quickly. You can see this across financial markets, politics, and social media. This conversation is a lot of fun and we unpack some things that you’re probably thinking about at home. Here’s my latest conversation with Jeff Park. All right, Jeff, a great place to start the conversation. Strategy finally got the credit rating that they were looking for. came in as a B minus which I think was a little surprising to people but talk about maybe the importance of getting the credit rating and then you had some great takes on uh why B minus may not be the rating that you would have given them.

JP: Absolutely. Well, first of all, I think it’s so funny when you read the report and you realize there are so many things about it that hint towards the lack of compatibility with the Bitcoin business model that strategy is pursuing and the insurance framework that B minus itself just feels a little random. Like why B minus? Sounds like from all the reasons it might have been a C. Uh, and I thought maybe it’s B minus because it’s Bitcoin to be continued. That was a clever way to make a nod at it. But all kidding aside, look, I’m very happy for strategy. I know it’s been something the Saylor team have been working on for a long time and we owe them a ton of gratitude for pushing the industry forward because insurance is the holy grail of capital uh costs to which I think Bitcoin serves a really useful role as a very long duration asset which is exactly what insurance should be pursuing. Um but at the same time rating agencies are uh growing and changing and followable and you know there’s a wonderful quote from Warren Buffett actually back in 2008 when in his annual shareholder rotor he said ratings agencies are a prime example of people who don’t know what they don’t know and everyone trusts them anyway. Uh and there’s a certain truth to that and I think the strategy research report shows you exactly what those gaps are. So, I’ll point out a couple things. Um, and we can double click on which ones you think are most interesting. Um, the most glaring aspect of it that I think most asset owners would recognize makes strategy very challenging to grade in the credit model that insurance companies are used to is the concept of RAC, riskadjusted capital. So riskadjusted capital is important because it is trying to assign a quality grade to assets to which there’s bifurcation between good assets and bad assets. And it’s a little bit of a combination of the Basil framework. It’s a little bit of the OC um and FDIC with the Fed. It’s a little bit of uh NIC and it’s all of these bodies combined trying to think of what are assets ultimately worth and how can we penalize or reward good assets versus bad assets. The two um parameters that tend to dictate this, which wouldn’t surprise anyone who’s been following crypto, is liquidity and volatility. So, if it’s very illiquid, you get pinged. And if it’s very volatile, you also get pinged. So, Bitcoin sits in this really strange uh medium where we know it’s volatile, but we also know it’s very liquid. And again, as we’ve talked about before, those two things don’t generally come handinand. It’s usually very volatile because it’s really a liquid or something that’s really liquid tends to be very not volatile. So, Bitcoin’s a corner case. Uh, and so what happens is that to calculate the RAC ratio, you take the risk-adjusted capital, you divide it by the risk weighted assets. And the problem that strategy has faced is that the S&P has determined that the risk-adjusted capital is negative. It’s actually not just even a small number. It’s negative. And the reason it’s negative is because you took the equity value and you subtracted all of the Bitcoin assets and therefore flipped it into a negative territory. They subtracted Bitcoin because they classify Bitcoin as intangible assets. And a certain category of intangible assets can also be called non- capital assets. And generally those classifications are used for things like goodwill, right? So if you have goodwill on your balance sheet through mergers and acquisitions, very hard to put value on it. Of course, it’s really illiquid. You can’t trade intangible assets of that kind. So, you have to take it back out of the equity, which I think is fair, but it’s not fair to call Bitcoin goodwill. That’s essentially what they’re doing because Bitcoin, as we know, has value. It has liquidity, uh, and it has all the features of what should be more treated as a way collateral is otherwise haircut or promoted in different regulatory frameworks. So, that part I think is a fundamental chasm. It’s a true gap. And once you go into negative territory because of that nothing will make sense. Um the other part that I thought was really kind of interesting and this is more for kind of the meta of what rating agency ultimately stand for is they heavily penalized strategy for the operational risk vector for which they are custodians of their own assets and therefore they have cyber security risks and their cyber security risk is pretty profound because if they were to lose controls of their private keys their whole business would be at stake. I’m a little sympathetic to this kind of operational issue that rating agencies have not dealt with. But at the same time, the territory now that we’re going into is rating agencies specifically telling you that self-custodial solutions are bad, right? It’s this idea that things need to be intermediated more and you actually do want more middlemen and all these things, which is exactly what Bitcoin is trying to be an attack vector for. So that being also a penalty when in some sense could also be perceived as an asset if you’re truly risk remote from having intermediation which makes it a more kind of robust security to hold on your own balance sheet. One one could imagine that could also be a a plus but again it requires like a total reset of your mindset and a regime of underwriting.

AP: When you think through the report what’s more important to you the logic that went into it or the rating itself? Right. If uh I’m assuming like the rating itself is kind of like the headline people who pay attention to that. Um you are one of few people who will go actually read the report but in your mind what what is more important the learning how they’re thinking about this or the fact that it’s a B minus and now we’ve kind of like let the genie out of the bottle

JP: Absolutely definitely learning how they’re thinking about is important because how they’re thinking about it helps us anticipate what the next incremental progress has to be made for the industry to advance. So we already know that accounting rules have gotten easier with ASCA20 clarifying on how to treat um assets that basically have to be measured at fair value. We know that the CIT guidance that has been coming out of Treasury and IRS is also permitting the possibility of Bitcoin adoption on corporate balance sheet. But the third vector is insurance and credit risk. This is actually one of the hurdles to having more corporates buy Bitcoin on their balance sheet. Take for example Apple, right? Apple has billions of dollars of cash on its balance sheet. What this report just showed you is, hey, Apple, if you go buy Bitcoin on your balance sheet, not only are we going to just reduce that to zero, we’re going to turn that into a negative number and double hit you with it. So, when you see stuff like that and you’re just a normal corporate who wants to get credit rating, you’re going to be like, I’m not going to buy Bitcoin on the balance sheet because now I just realized this is going to hit my credit score in a way that is so detrimental. And so it’s really important and it’s a good thing that we now know how they’re thinking about it. On the other hand, it’s a huge hindrance. I think now this is very clear that most companies who are blue chip are not going to buy Bitcoin on their balance sheet because what we just saw in the treatment was so incredibly unfair. Uh at the same time for strategy in particular, getting an actual rating assignment is important. And for that again, I think it’s a worthwhile thing that Saylor did. Uh I’m I’m very grateful for what he’s done for the Bitcoin Treasury space and crypto at large. Mainly because now we can still contextualize what the risk spectrum of Bitcoin adoption means to other players in this space. So what does that mean? Bminus um is fairly severe in its categorization of high yield. It is speculative. It is maybe five or six rungs below investment grade. So it’s not great, but there’s numbers associated with this, right? B minus is about 10 to 12% of a credit spread. It’s actually kind of what the preps have historically been pricing regardless with the converts, which again I think is how S&P ultimately backs off to B minus. I don’t think they actually did it bottoms up. They just did top down and looked at where the rest of the capital structure trading and saw, oh, it fits in this box, it must be B minus. Um, which in itself, if you think about it, is kind of hilarious. Um, but but that’s but that’s important because it helps people think about what that 10 to 12% risk premium can mean. So 10 to 12% that’s probably about, you know, four times a regular uh high high yield, maybe eight times investment grade in in credit spread. And it implies about a 10% chance of default uh over a year and over a 5 year period. it implies maybe a 30% chance of default over a 10 year 45 50% chance of default. Uh and so it’s good people should think about these kinds of things. What I think though then people will realize is wait what Jeff just said makes zero sense. You’re telling me strategies chance of default goes up with more time when in more time we actually expect Bitcoin to be even better of an asset. So then I think people will have this aha moment which is bitcoins has always had a backwardation to its risk spectrum for some who understand the relationship between bitcoin and fiat. It’s more likely in our opinion that credit risk for strategy goes down in 5 years and in 10 years because of bitcoin’s performance relative to fiat. So the credit spread itself implying what B minus means across the contango of generally what a default curve looks like is I think showing folks that it’s not a compatible framework.

AP: Let me ask uh two other questions maybe as an offshoot. So one is what if they’re right? What if the rating agencies are smarter than we give them credit for and B minus is the correct uh thing? Should we take a like a signal from that or is there any any lesson that we can take out of this other than just you know I think it’s very easy for me you and all Bitcoiners say they’re wrong right like look how they made this mistake what if they’re right or are there certain areas where maybe they’ve brought up points that we should say actually you know what this is a really good point that we haven’t been thinking about we should start addressing it.

JP: Yeah I actually think they are right about the score to the extent that again we know the market clearing price for micro strategy credit spread is around 10 to 12%. Mhm. So this is a nice way to at least formalize that there is an ability to kind of put strategy in the same box as everybody else. So that I think they got right. I I think B minus is a right level. What I think they got completely wrong is the process and analysis for them to have led to that conclusion which is the which is the part that I find hindrance for further adoption because this the the methodology itself was so punitive that what it’s making it possible now is for those that are rated A and double A would actually not be able to buy Bitcoin on their balance sheet knowing how it affected their credit. At the same time, imagine a world where Apple does buy Bitcoin on the balance sheet and the credit spread doesn’t move at all. In fact, people still think it’s better than US sovereign and therefore like this is actually the as as good as money comes and credit doesn’t move. What is the ratings agency going to do? Notch Apple down to C because they bought so much Bitcoin on their balance sheet when they have incredible cash flow, incredible kind of capital market liquidity and uh the market is always right. I’m a big believer the market sets the price for which risk is tolerated for. One more thing that I’ll just add that I think was the you know cherry uh on on the on the cake here is um one benefit that the S&P did provide uh and give credit for was that uh strategy has deep access uh for liquidity and it appears that there’s a lot of demand for their products which is like oh that’s good like we should give a plus for that because they they have found some um some uh proprietary pool of capital for which that they’re a liquidic provisioner for if you draw the full circle now together, this is what they’re telling you. We think this is a bad business idea because your equity is negative based on our RAC framework that Bitcoin is on your balance sheet. But two, it seems like lots of people really like your stuff and your liquidity is super high, which we love. So now we’re going to give you a boost back up and give you points for that. But third, like let’s not do that because like you’re basically long Bitcoin and short fiat and we don’t know how to understand that world. That’s what the analysis of that report tells you basically in three bullets. Um, which I think is is is the part that just requires a lot more leveling up to do.

AP: Second question is uh how do people make money on this, right? Like if what do they change in their portfolio? How do they think about strategy in their portfolio differently or maybe other things? Yeah, they obviously have a lot of preferreds out there. Like just talk through the implications of a report like this for people’s portfolio.

JP: Yeah, great question. Again, this goes back to normalizing strategy by having a rating assignment that allows a pure set to come in. So now we know it’s B minus. What does that mean? Who else is BM minus in the S&P universe? Um, JetBlue, JetBlue is B minus. So if you had JetBlue paper and you’re thinking maybe actually the kind of diversification I want might look different by having strategy in there as a fund manager you actually now have the ability to have these conversations without the investment committee saying it’s unrated. So it is much like the same game that Bitcoin has always played which is just let us play. Give us something and then the market will figure it out but like let us in the game let us in the room and what effectively is now possible as some high yield bond manager is going to be able to look across the universe and have a cohort for B minus or B’s and they’re going to be able to play some substitution and strategy I think will find a place within the intra capital structure of micro strategy. I think this is also a really powerful uh engine for preferred adoption because next after preferred will probably have to get rated too. And once the prefers are rated, this is the game changer, right? Because we know the preferred market itself is actually the most kind of interesting market where there’s a lot of arbitrage and a lot of capital chasing yield where there aren’t plenty of options. So once that I think happens, it’ll be much easier for these preps to trade at a level, come measure it to where they should be. So that’s kind of the next level I think to come.

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AP: So um when I think of uh strategy getting this it is the most Bitcoiner story of all time. You mentioned like kind of like let us play let us get in the room. Uh I always think that our progress is made like you know we get in the room and it’s all the cool people are like ah they’re losers in the corn who cares about those people like you know I got this thing over here right and then all of a sudden that like the Bitcoiners somehow find a way to become the cool kids in the room right and you know it’s kind of our graduation now to Wall Street and and uh BlackRock becoming a Bitcoin company or whatever right um this does feel like a little bit of a Trojan horse like everyone like these B-minus you know losers in the corner and then all of a sudden you turn around and I don’t know a A+ you know the world kind of changes and and kind of uh realizes the value of Bitcoin on the balance sheet. Um but it does feel like a very Bitcoin native type you know uh progress which almost feels like we’re like making progress but walking backwards.

JP: Yes. Yes. Yes.

AP: But we should still celebrate the fact like we are moving in the right direction

JP: 100%. And this is exactly what Sailor is really good at, right? He figured out Micro Strategy for the first rapper of Bitcoin holding when Bitcoin ETFs were not possible and it was like just give us a shot, let us play and then it proves its case. I think ratings agencies now coming in to at least let us be in the arena is the most powerful thing that could have happened. regardless of what the report says, regardless of its um followable arguments, uh regardless of whatever perverse incentives might now arise out of other corporates being able to buy Bitcoin on the balance sheet, putting that all aside, I think the market will determine what the risk clearing price is for the kinds of considerations that they want to be paid for and um my feeling is that the B minus ratings category uh strategy will stand out versus its other peers that I do believe are truly speculative in the nature of their credit because of their capex or because of the cyclicality of their business strategy is a very robust capital structure and and smart money managers will come around and see it and then we’ll push it forward.

AP: Speaking of another uh product that’s getting uh an entry into the room uh we now are seeing Solana staking ETFs. Uh your former firm your former firm uh Bitwise is uh one of the firms that’s leading the way here. Um I think we’re both very big fans of what they’re doing. Uh I think I’m a little surprised how quickly we’re getting these in the market. Um but it does feel like staking in general kind of yield generation is as we see I mean Wall Street loves that right like this is something that they are dying for. Uh talk a little bit as to like what’s exactly is going to be happening here and what do you think the importance is?

JP: Yeah, the symbolic significance of having the SOL ETF go live is this is the first ETF that has now passed the rung in the framework that we’ve all been hoping for, which is a general listing standards. rather than having every one of these be argued through our 194 and whether it’s a security or a commodity or going through that administrative motion now we have a path and because that path has been established it’s not just the ETF there’s a few others coming in online as well today for which I think it’s just the beginning so that’s the thing that is most symbolically interesting um two as you pointed out it’s also staking right staking in the ETF wrapper that historically is something that the industry’s been wanting so long and now it’s being permitted and I I think are both exciting things that are happening. Uh you know, Bitwise in particular, I I’m just really proud of this particular moment because I think as a firm, we’ve always had this long-term vision that asset management is just going to look really different in the future. That it isn’t just going to be about the distribution business of FAS and RAAS through education acts. Of course, that’s important, but we know the underlying asset in this wrapper are code and that the income and economic value capture framework of that will just look different than administering funds like the way that the insured funds might exist. And so staking is now a representation of that expertise an asset manager or an issuer can bring to the table that is going to speak so differently versus others in the space. I would love to have Bitwise sit next to BlackRock and talk about staking in a way where we can show our proprietary value proposition. For example, Bitwise actually runs its own on chain solutions through the acquisition of a testing from the prior year and I will call it the first vertically integrated asset management company in the crypto arena which means in the end the efficiency gains are passed to to the customers. So we have this ability to have an asset that we can then internally operate at the highest level of standards to maximize the yield from being our own validator to then be the best performing ETF on a net return basis. That kind of synergy is s solely uh affordable only to those who are native to the crypto arena. Uh and for that moment I just very proud of where Bitwise is. I think this is just the beginning of the value proposition that we can compete on that is going to be just different than being the largest asset manager in the space. Um so for other non- Bitcoin related assets I think that vertical integration of staking and other features is going to be a huge component.

AP: When uh I don’t know for this one or in general. How are people thinking about the staking rewards? Is that just going to go into the fund and NAV goes up? Will they buy back shares? Will they actually distribute? Do we know yet how these asset managers are thinking about those staking rewards?

JP: I think for now it’s going to be a total return construct and the uh toggle that everyone seems to be focusing on is whether um you essentially stake 100% of your assets or do you stake uh less than that and um engage in different ways to provide liquidity for those. Do you also choose uh liquid staking derivative uh as the underlying asset instead of the actual native asset? Uh those are kind of the different uh points for optimization that issuers are navigating. I don’t think that the intention for now is to have dividends that come out of that.

AP: Well, I I guess uh you would need to have some liquidity, right, for the creation redemption uh process. And so um yeah, it would be interesting. You know, some people want to maybe take 50%, some say we’re going to go to 75 or you know, maybe the size of the fund really matters in terms of percentages or whatever. You could easily see people starting to try to arb or you know, figure out who’s going to have the best total return. And um it does kind of put the onus back on the investor, a little bit of active management even though you’re buying a you know uh uh kind of definitionally uh a passive fund to me.

JP: That’s right. That’s right. Yeah. Unlike the Bitcoin uh ETF, which I do think is more vanilla, more commoditized because it’s a Bitcoin holding vehicle and there’s not a lot of ways to compete on that outside of price and liquidity. Yes. And fees. Uh this is different. This is categorically different because the income is going to look different. uh and the knowhow and the finesse and how you uh execute that capital efficiency and liquidity management is key too. And it’s not just in the crypto ecosystem, the ETF rapper matters too, right? Because the ETF rapper can actually have different kinds of credit facilities as a bridge to permit different kinds of features that are possible. And a lot of traditional illiquid asset ETFs do this, right? Like the bank loan ETF for example. Of course, bank loans can’t have daily create redeems given how illiquid the underlyings are. But they have clever ways they figure it out in a more capital markets facing way where that edge is also useful and that edge then also comes from the service providers you work with and in that context uh having the ability to navigate in crypto and tradfi smoothly is a key advantage.

AP: Mhm. when you think of these uh traditional firms, the Black Rocks, the Fidelities, you know, those folks, um how are they going to navigate this, right? Because it really does become I I just keep coming back to this idea that BlackRock’s most profitable fund is the Bitcoin fund. Now, it you know, I think they charge 20 or 25 basis points for it. Um size times a higher price than your S&P fund, right? You you get there. Once you get into staking and like this is a whole new arena for them. And it’s one thing if your most profitable fund comes from this industry. It’s a whole another thing if your like quote unquote crypto asset uh management business drives more revenue and profits than your non-crypto. Like like the collective revenue coming from crypto actually outpaces everything else. Because I think that when you have one product that’s highly profitable, but it’s a single product, it does still feel kind of like, ah, is that a one-hit wonder, right? And we got this great business, it’s very diversified, it’s very resilient, we’ve got all this infrastructure, but there has got to be a tipping point. At some point, all of a sudden, you’re like, wait a minute, why are we continuing to invest in these legacy things where we just don’t see the growth that we see in crypto? And the truth is probably, I’m guessing, it’s not black and white, but what is that tipping point in your mind? Is it a revenue thing? Like how do you think these guys are going to think about when they’re just like screw it, we’re a crypto business now?

JP: Yeah. Yeah. It’s funny. I think this is actually you just reminded me a huge story that’s been unfolding in the capital markets that crypto probably isn’t paying attention to, which is the QQQ’s. Uh so Invesco QQQs um are I believe holding a a meeting relatively soon where they’re going to I think recut the pie of that P&L referee, right? Um so and uh I I believe there’s a lot of drama associated with the timing of this naturally because it’s a big motion uh and the big motion here is to actually change the role of um Invesco to be I think beyond just like a traditional distribution agent where it’s a little bit more asset management like um and uh and and the tension really comes from like the different parties that hold the keys which is like the custodian right like Bellon as a key part of how much they take. Are they earning too much? Are they earning too little? Is Invesco doing more than just distribution? Is there actually fund management services? And that kind of tension that can exist. Um, when the product is like a commodity, I think it’s more easily acceptable that it’s a distribution business and there really isn’t like a core expertise required for the asset management services associated with that. At the same time, you could imagine the pendulum can swing when things start to look a little more active even in the passive arena. And that’s what these um non-bitcoin ETFs are. These non- Bitcoin ETFs I think require a lot of active management even though people will think of it as passive because staking by definition is not a passive endeavor. Lots of times people think staking and dividends are paired pursuit terminologies to be interchanged but it’s simply not true because dividends are uh essentially declarations of returns of capital for which every shareholder is due the same amount. You and I will get the same dividend by just holding the stock. It is absolutely not true that you and I will get the same staking yield where we choose to stake it differently or we choose to partner in different format. There is no universally cleared staking rate that considers the composite total return to be egalitarian for every participant. There will be dispersion of performances and in that world active management does matter. And for BlackRock to be able to speak eloquently to this must mean they understand staking at the deepest level and have those conversations with their customers. At Bitwise because we run our own validators and because we actually have our own onchain solutions which again we’ve developed a stack to have these robust infrastructure capture not only is it a little bit more authentic in my opinion and a little bit more credible but but really we are the firm that’s going to get the phone call when people have questions right a lot of times the reason I believe Bitwise has been able to have staying power through all these years is because we have an incredible distribution team that picks up the phone every time somebody calls and has questions and the questions can sometimes be really basic like wanting to figure out how it works with their brokerage and administrative issues around that but it could also be more sophisticated and it’s also an access point because what what I’ve noticed at least is a lot of Bitwise’s best investors are not just in it for the financial motivation so to to your point it’s not just about fees even though Bitwise does compete on having the lowest fees possible I believe the sole ETP is actually free for a while for those who are listening and want to take advantage of that. But it’s um it’ll advance to the point of where as they want to learn more about it, Bitwise will actually provide forums for it. So we’ll bring the human capital. We’ll actually bring uh interesting thought leaders to speak to things that are happening behind the scenes with our financial adviserss in a point-to-point person-toperson format where there can be intelligent and robust dialogues of intermixing ideas. And so that’s actually I believe what it means to be a cryptonative financial adviser in the middle of that information flow and that’s very valuable. It’s almost pricelessly valuable and I think Solana will open that door for a lot of people.

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AP: Another place where there’s uh priceless information is uh on these prediction markets. It seems like these prediction markets are very accurate. Now, I’m starting to think that uh they’re claiming a little bit of victory after the fact, right? Cuz uh there will be these wild swings in the predictions and so they’re earlier than, you know, the news or polls or whatever. Um, but I think that now somehow people have extrapolated whatever the prediction market says is actually going to happen and they don’t think probabilistically about it. I bring all that up because uh you tweeted a fantastic market which I think has uh currently 65% chance that Donald Trump is Satoshi Nakamoto. I have no clue how the market got to 65%. But uh this prediction market is saying that there is a more than 50% chance that Donald Trump is Satoshi. Do you believe that? And uh maybe just talk a little bit about this idea of the prediction markets and extrapolating quotequote truth from them.

JP: Yeah, this this tweet was actually a bit of a double dipper um because it was meant to uh be a bit of an inside joke to an inside joke which is as you know and we all know poly market being the source of truth can sometimes also be blinded by the fact that there is just lots of misinformation that is out there. So for instance that particular khi market that I screen shared it’s actually not a real market. Somebody designed it uh and there’s a website that lets you create these fake markets and fake graphs and you know go viral and whatnot. Um but but the the double inside joke here being even those who aren’t paying all that attention think it’s real and therefore realize like you are now susceptible to his misinformation because you thought Kashi was the thing that would be having an authentic market on true information discovery. But it turns out like all of these things can just be faked. Uh so so the the double player is like that’s not a real market. and the response below, which I thought was so funny because he’s just now going down this deep rabbit hole about Trump’s grandfather being like a Tesla investor or friend and this book, I don’t know if you’ve heard this Baron Trump book from the 1800s that apparently predicts the rise of Donald Trump 200 years later. This and and it’s just an incredible rabbit.

AP: Is it on Amazon? Can I buy it?

JP: So, here’s the thing. I’ve been actually going down this rabbit hole myself.

AP: Oh, here we go.

JP: Because I am a sucker for a great conspiracy theory.

AP: We need some tin foil hats into just put on when we uh we start going down the rabbit hole.

JP: There are lots of um verifiably uh neutral sources of truth like Wikipedia that talks about this and sole allegedly. But we all know Wikipedia too is also like not totally uh infallible.

AP: That’s why that’s why Elon’s building Grokipedia now.

JP: That’s right. I mean maybe we need a world where all of these come to building consensus together but but there is a lot of information out there and I have yet to see a actual physical copy of this book. I have yet to see it. I think call me old school.

AP: Yeah.

JP: Somebody show me the first edition of this book. What is the book supposed to be? It’s apparently a trilogy of this boy named Baron Trump going on an adventure. and he’s mentored by someone named Don and actually has some lore to it that people have just kind of fallen in love with.

AP: Great internet fodder.

JP: Great internet fodder. Um but bring the point back to like you know the the the the challenges of these poly markets is that like yes it’s real but also like we got to do our homework and make sure like it’s real. So anyone who says like yeah that’s free easy money. Of course Donald Trump is not Satoshi like that’s like free money. It’s like, well, it’s not because you can’t bet on it.

AP: Yeah.

JP: So, like anyone who says that they bet on it also hasn’t actually been practitioners of the market because they would have seen, oh, this is

AP So, you know what’s funny to me is um I always uh joke uh I I love the line like technical analysis is astrology for men, right? Just like, you know, let’s draw the lines, they’ll do whatever. I always thought that was just a great line. The book kind of feels like same thing, right? Of like uh people are bored. Bitcoin’s going sideways. We need something to talk about. somebody, you know, whether the book’s real or not, they throw it out on the internet. Now you got a whole bunch of, you know, internet sleuths uh all arguing about it and uh it helps us pass the time while we’re just waiting for Bitcoin to go back up again.

JP: No, it’s true. It’s true. And and the other point you made about how these markets sometimes feels like it’s not being awarded for the probabilistic nature of outcomes that sometimes it feels too deterministic. The other particular market that I think has been really interesting to watch as New Yorkers was the New York City uh mayoral election, right? because Mamdani’s been basically sitting at 90 plus % to win for days now, for days. Um, and it’s probable he will win. But as you know, and anyone who’s lived long enough, um, one, first of all, anyone gives you a 10 to 1 payout, you should take the other side, especially on something as followable as elections where things can change very quickly. And there’s there’s tons of kind of bad voting uh and bad um data out there. But but that that idea in itself like being totally like insurmountable is is where the edge is. And so I think those who can think a little bit more probabilistically um can find like economic opportunities in those as long as of course the real markets which this one is.

AP: Matt, do we know what the odds are uh the latest odds on the uh the election? The the reason um that I find it interesting is uh it seemed like more of 90 so 90 89 89% for Mamdani right now is that that’s come in then that’s come in so it was up to 95 at one point right it’s come down um but what I found fascinating was actually um you know he had this uh performance at the last mayoral debate and I think generally people who were objective like there’s going to be extremes on both sides hey he he did amazing he did bad whatever but like the objective people seem to be like that was not his best performance, right? Um he said some good things, he said some bad things, but like that wasn’t his best. But the odds had gone up after that and I found that very fascinating, right? And one of the things I’m trying to wrap my head around with these prediction markets is there is something about like just the amount of money that’s wagered like it is a market, right? And so you can like move the market if there’s low liquidity. Now, the mayoral race is actually not like one of these like kind of light liquidity, but if you and I create a market tomorrow and it’s like, you know, is uh is Jeff going to, you know, I don’t know, go to Chipotle, we can, you know, frankly just manipulated by there’s only two people betting on it, right? And so, like that feels like something that again where a takeaway from an event is one thing, but the market moves in the other direction. I think I’m still trying to wrap my head around do you trust the market, you know, uh or do you have to get some sort of um calibration because then we saw three or four days later the market actually did come in. And so is it something where like it takes time for the market to digest the news? Is it something about, you know, the the liquidity of the market? Like I think that there’s just a lot of things that as you get into the more nuances, right, and you’re trying to figure out what’s the difference between 89 and 95%. That we just don’t know yet.

JP: Yeah.

AP: It’s easy to okay look whether it’s 89 or 95% that’s really good odds right like you know those takeaways I think are like the simple analysis but when you start to look at the market dynamics and stuff like there is still a lot that I think we’re we’re learning as this uh goes

JP: yeah I think what you’re alluding to is this uh really interesting question which is do prediction markets reflect the outcome without the bias in which the prediction market itself has affected the outcome right and there’s two dimensions to this chicken one is the one you just described which If there is a market out there on me eating a burrito tomorrow and I found the market and I saw the odds, maybe I will eat a burrito tomorrow depending on who’s on the sides of it and I’ll influence that outcome. But the other part of it is actually the election too, which is if you think the odds are so um unlikely that Mumani will lose, does that disincentivize voting? Right? Does that mean that that person who would have come out to vote for Mamdani doesn’t come out anymore because he sees that and goes, “Oh, it’s it’s a shoein. I don’t need to vote anymore.” Vice versa, if you’re a Cuomo voter, would you look at that and go actually like I need to go vote and therefore I have now raised the dial and so the prediction market itself somehow fed into affecting the outcome. I think that is really like quite fascinating and one in which there’s probably going to be more guard rails around what people call influencing based on what the information of these markets can dictate.

AP: I I don’t care so much well I I do care about the politics in the sense of you know obviously I don’t think that uh socialism is a good idea but um what I’m fascinated by this specific election is lots of attention the prediction markets now are like a thing so people are paying attention to it um you have uh what I’ll consider like some of the like political analysis in terms of which candidates stay in or drop and the votes and all that kind of stuff. What we have seen is there has been a surge. So, for anyone who’s not paying attention to the New York City mayor election, uh, in the first 3 or 4 days of early voting, there has been such a turnout that they believe we are on pace for the highest voter turnout since 1993, right? Bonkers. And frankly, part of it is like, you know, a lot of people, regardless of which side they’re on, think like socialism versus capitalism is on, you know, on the ballot and they’re going to go and they’re going to kind of vote whichever way they want. A huge portion of the people who have come out are boomers. And I saw a Mamdani statement that basically was like he didn’t say like we have it in the bag, but he basically we’re not worried, you know, we believe that the market is showing the polls, all the stuff like you know, we feel good about our our odds. But then I saw somebody online on X show a uh a campaign email that went out that basically was like a lot of people are voting and they all tend to be, you know, in age buckets that we either are losing or tied with Cuomo, right? And so you start to see this very interesting like like kind of like the internet election. You know, I think people a couple years ago were like very interested in this idea of like the first internet generation and election. Now we’re seeing this blending of like all the things like you and I care about, right? It’s like prediction markets kind of the way you communicate, data analysis. Uh also there’s this like showmanship that plays into it. Then you got like the social media videos. I just feel like we’re in uncharted territory, right? And so the same way I think that we’re like in a volatility generation in asset prices and like markets, I kind of feel like that way in politics of like we may be the night before and people have no clue who’s going to win.

JP: Yeah. Yeah.

AP: And it makes it kind of fun, but also kind of makes it a little scary.

JP: Oh, no. Totally. It’s fun, scary, and weird, right? The internet uh town hall is just flatout strange. So, take for example this. Um, there’s a huge, I believe, Republican donation to Kamala Harris for her chance to potentially run again.

AP: Okay.

JP: Meaning like the Republican party in itself would like-

AP: Oh, if she wanted to run, they would they would donate to— hilarious

JP: And you would you would almost find that like crazy, but now it’s like, oh, of course you would do that. Yeah. Yeah. Yeah. Like that that makes sense.

AP: It’s like uh you know the the defender on the other team’s your best player. Yeah.

JP: Yeah. That’s right. And you see this playing out in the internet town all the time. Um, you know, one aspect of it, and this is now we’re going into a little bit more politics than than perhaps we’ve historically done, but like you know, people are obviously feeling very emotionally heated about this particular election. And um it’s it’s there’s many lines to draw it. Some of it is, of course, socialism versus not, but it’s also the young versus the old, right? That’s that’s the big demographic split that’s happening here. And um the reason young people are obviously choosing Wani is because they’re out of the system. They’re just they don’t actually they they just want to belong to something and this is a clear way to belong. And if you’re that outside of the system like this is the only chance, right? You know, so the way you make capitalists out of these people isn’t to tell them, hey, you got to be a capitalist like and and lecture them. You just actually turn them into capitalists by giving them capital, right? That’s actually the best way to do it. But what what we’re seeing is that’s not kind of the operation, right? And so when you see like a bunch of billionaires tweeting in New York City talking about how Mamdani is going to be the worst thing that’s ever happened, I’ve at times felt that in itself is actually antithetical to what you’re hoping to achieve. That you’re actually making the situation worse because that voice is not the voice that’s going to convince those who are otherwise on the margin. And it reminded me exactly of the Trump and Clinton uh situation, which was when any time there was the voice that felt a little bit, you know, holier than thou.

AP: Patronizing.

JP: Patronizing. Exactly. And saying, you know, you’re voting for Trump for all the wrong reasons in like a patronizing way. It mattered who that person was because that person if you didn’t believe was representing you meant you were just going to go against that person. And the problem that I’m seeing in New York is the exact same thing. We have the billionaire class going actively against Mamdani. But that’s the wrong voice. They’re actually antagonizing their base even more to go then support Mandani. What you actually need is a young person who’s against Mamdani and able to relatably tell the story of why this is the wrong path. They don’t want to hear from the billionaires telling them this is not the right choice. It’s it’s it’s a stronger fuel to go vote for Mamdani.

AP: You know what’s interesting is um I do think that there is this uh heuristic where Andrew Cuomo is a professional politician. Like if you look at some of the campaign videos he’s done recently, he has um you know uh Jews for Cuomo, Muslims for Cuomo. He even has I think I saw a video where he has like Muslims against Zohran, right? And like to your point, he’s going to the actual groups themselves and saying, “Hey, let me talk to you, record you saying this stuff and then I’ll like give it a platform.”

JP: Right. Right.

AP: Which which I think you’re addressing. But also, there’s this element of um people are getting much smarter about how to drive eyeballs on the internet. And so I’m going to make a little bit of a a connection here, which brings it back to the crypto industry. Um, in the same way that we see the politicians looking for, you know, there’s always like their uh competitor makes a mistake, they’re out in the press conference the next day. Somebody one time told me, I don’t want to say who it is, but uh they told me that uh Chuck Schumer is Chuck Schumer because he has a press conference every day and he’ll figure out even 20 minutes before what he’s going to talk about, but he has press like it’s all about, you know, get the eyeballs, get the whatever. Coinbase very very very well grabbed attention by buying the $25 million uh upon only podcast NFT.

JP: Yeah.

AP: And if you look at the announcement, I think they technically bought Echo for $400 million. Mhm. It just happens to be the night before the announcement of the $375 million acquisition, they bought the NFT for 25 million. And there’s like a 12-h hour period where people were like, “Is this company insane?” Like, like, “What are they doing? This is” and they just got tons of, you know, quote unquote free eyeballs or free marketing. Yeah. And then they turned around and then it all made sense the next morning. But that feels like the society we’re in, whether it’s, you know, companies, whether it’s politicians, like everything now is about how can we creatively grab attention and put that attention, you know, where we want it. Um, which just means I think you got to like think more critically, you know, as uh as we kind of navigate all this.

JP: Yeah. Yeah. I mean, I think this is again speaking to people’s just un relentless demand for authenticity, right? They just want something real and something that doesn’t obviously feel paid for. And this is one example where Coinbase is continuing to reap the benefits of that transactional dynamic. I don’t know if you’ve been following, but Chillhouse is now involved in this drama. That is where uh Jesse uh and um and Kobe are are are partaking, ratioing each other. And it’s hilarious. It’s so fun. Like there are times I literally go home and I’m like, “All right, should I watch some Kdrama with my wife or uh go on crypto Twitter and you know, Chillhouse is a fun one.” And that is eyeballs right there. That’s competing with Netflix. Mhm. And Coinbase just now found its way to compete with Netflix for attention. So I think that that that is absolutely the right path. And the reason it’s compelling people like me and others is because this is more authentically interesting than any kind of paid sponsorship ads that you will ever see across these campaigns.

AP: Yeah, could not agree more. All right, thank you so much for doing this. Do it again in the future.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

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Media Contacts

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Dan Nash
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